April 3, 2019

Leandro Iglesias
Chief Executive Officer
iQSTEL Inc.
300 Aragon Avenue, Suite 375
Coral Gables, FL 33134

       Re: iQSTEL Inc.
           Offering Statement on Form 1-A/A
           Filed on March 28, 2019
           File no. 024-10950

Dear Mr. Iglesias:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 18, 2019 letter.

Amended Form 1-A Filed on March 28, 2019

Cover Page

1.    We note your response to prior comment 1. Please further revise Part I,
Item 4 to reflect
      that the number of securities offered is 2,450,000, as opposed to 2,000,000. Also disclose that the portion of the aggregate offering price attributable to securities being offered on behalf of selling securityholders is $2,700,000 and the total (the sum of the aggregate offering price and aggregate sales in the four preceding paragraphs) is $14,700,000.
      Lastly, revise your responses in Item 4 regarding sales commissions and service providers to be consistent with your response to prior comment 4 that you do not have a sales agent as part of the primary offering.
 Leandro Iglesias
iQSTEL Inc.
April 3, 2019
Page 2
Exhibits

2. Portions of the form of subscription agreement you filed as an exhibit do not appear to relate to the offering or the company described in your offering statement. For example, it refers to the receipt of a "Prospectus" by the subscriber and that the Company has only recently been incorporated. There are also no references to the investor or investment limitations of your Tier 2 Regulation A offering. Please advise or revise. Lastly, please remove the subscriber representation that "he is not relying upon any representations by the Company or its representatives other than those contained in the Prospectus."
Financial Statements

Financial Statements, page F-1

3.    Please update your financial statements pursuant to Part F/S(b)(3)(B),
(b)(5) and (c) of
      Form 1-A.
        You may contact Christie Wong, Staff Accountant, at 202-551-3684, or Robert S.
Littlepage, Accountant Branch Chief, at 202-551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff
Attorney, at 202-551-3415, or Kathleen Krebs, Special Counsel, at 202-551-3350, with any other questions.



                                                            Sincerely,
FirstName LastNameLeandro Iglesias
                                                            Division of
Corporation Finance
Comapany NameiQSTEL Inc.
                                                            Office of
Telecommunications
April 3, 2019 Page 2
cc:       Scott Doney
FirstName LastName